Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

MTFG

Mitsubishi Tokyo Financial Group

Nomura Investment Forum

December 6, 2004

This document contains forward-looking statements in regard to forecasts, targets, plans etc. of Mitsubishi Tokyo Financial Group (MTFG) and its group companies. These forward-looking statements are based on information currently available to MTFG and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see our latest Annual Report and other public filings for additional information regarding such risks and uncertainties.

In addition, information in regard to companies and others etc. outside MTFG or the Group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by MTFG and cannot be guaranteed.

Figures used in this report are defined as follows:

Consolidated : MTFG Consolidated.

Sum of the 2 banks : Sum of the non-consolidated figures for BTM and MTB on a simple combined basis.

Contents

Background of the Management Integration

MTFG at a Glance

Change in Japan’s Financial Environment

History of MTFG

“Consolidated Management”

Focus of the New Management Strategy

MTFG’s Core Competence and Challenges

Determination of Management Integration

Business Base of the New Group 1, 2

Strategy of the New Group

Schedule and structure of Management Integration

Expanding business Opportunity through Management Integration

Examples of Expanding Business Opportunity

Segment Strategy - Retail 1, 2

Segment Strategy - Corporate 1, 2

Segment Strategy - Trust Assets 1, 2

Effective Use of Resources

Review Domestic and Overseas Branch Network and New Channel Strategy

New Group - Management Structure

New Group - Business Management Platform 1, 2

New Group – Shared Personnel Platform

Summary

Appendix

Current Status of Principal Products & Services 1, 2, 3

Background of the Management Integration

MTFG at a Glance

MTFG

Bank of Tokyo-Mitsubishi

Mitsubishi Securities

UnionBanCal Corporation

The Mitsubishi Trust and Banking Corporation

Other subsidiaries 150 Affiliate companies 24

(as of end of Mar. 2004)

Key Indexes of MTFG (Consolidated)

Total Assets JPY 113.4 TN

Total Loans JPY 47.4 TN

Total Deposits JPY 67.0 TN

Equity Capital JPY 4.3 TN

BIS Ratio 10.92%

No. of Employees 44,111

(Prompt report)

(as of end of Sept. 2004)

Change in Japan’s Financial Environment

Resolve the excess borrowing problem with its level down to pre-bubble condition

With “Japanese big bang” as a turning point, business chance has been expanded as deregulation proceeds

Trends in Nominal GDP Rate to Balance of Interest Bearing Debt in Corporate Sector

Real GDP (Year on Year, Left Axis)

Balance of Interest Bearing Debt to Nominal GDP (Right Axis)

(%) (%)

20 130

120

15

110

100

10

90

5

80

70

0

60

-5 50

80 82 84 86 88 90 92 94 96 98 00 02 04

(Year)

(Note) Balance of interest bearing debts = Borrowings + Bonds

(Source) Cabinet Office “National Economic Accounting” and Bank of Japan “Statistics of Funds Flow”

History of Financial Deregulation

1994

Full deregulation of interest rates for ordinary deposits

1996

Removal of ban on mutual participation in life insurance and casualty insurance

Financial Big Bang

(Nov.1996~)

1998

Revision of Foreign Exchange Law

Deregulation of Foreign Trade and Investment

Sales of trusts at banks permitted

Financial holding companies permitted

1999

Restraints on subsidiaries engaging in different types of business removed

2001

2004

Partial lift of ban on sales of insurance products by banks

Lift of ban on capital market intermediary business and securities brokerage business

History of MTFG

Implement strategy focusing on “quality of business” by taking into consideration globalization and deregulation of the financial sector

Pursue maximization of customer satisfaction by enhancing products/services

Changes in internal and external environment

Financial globalization

Diversification of customer needs

Financial deregulation

Accelerated restructuring of Japanese financial groups

Recovering from asset quality and stockholdings problems

Further deregulation

History of MTFG

1880

(The Bank of Tokyo, Ltd. and Mitsubishi Bank Ltd. were established)

1927

···

(The Mitsubishi Trust and Banking Corporation was established)

Apr. 1996

The Bank of Tokyo-Mitsubishi, Ltd. was established

Apr. 2001

Mitsubishi Tokyo Financial Group, (MTFG) was established

Oct. 2001

The Mitsubishi Trust and Banking Corporation, Nippon Trust Bank, Ltd., and Tokyo Trust Bank, Ltd. merged

Sep. 2002

Mitsubishi Securities Co., Ltd. was established

Feb. 2004

“Global Top 10” strategy was announced

“Evolution” of MTFG

Establish Japan’s preeminent global network

Become a comprehensive global financial group providing diversified and high-quality services

Provide enhanced and sophisticated trust services

Provide “comprehensive securities services” ranging from retail to wholesale

Prepare a new system leveraging its strengths in banking, trust services, and securities business

“ Consolidated Management”

Changes in customers’ needs

Retail

Shift from safe deposit to investment with higher risk

Increasing needs for inheritance services and pensions and life insurance

Corporate

Increased needs for business reorganization and financial efficiency (shift to direct financing)

Acceleration of globalization including expansion of SMEs’ global businesses

Shift to

“Group consolidated management” (announced on Feb. 2004)

Develop integrated business strategy of bank, trust and securities company

Change in business portfolio (Strengthen Middle / Retail segment)

Enhance profitability and shareholders’ value

Aiming to be one of the “global top 10”

MTFG

Recovering from asset quality problem and stockholdings

Solid capital/financial base

Full line of banking/trust banking/securities/global functions

Global network

Shift management attention to “offensive strategy” from “defensive strategy”

Deregulation and market development

Gradual removal of hedges separating banking, trust services and securities

Restructuring of postal savings and postal life insurance

Review functions of public financial institutions

Expansion of market for indirect financing based on market principles

Focus of the New Management Strategy

A majority of personal finance assets are cash and deposits in Japan. Japanese customers will most likely shift more assets to investment products.

Major foreign banks focus on retail/middle business segment

Comparison of Personal Finance Assets in Japan and US (end of Mar. 2004)

Japan

(JPY 1,412TN)

Other, 3.7%

Insurance, pensions,etc., 27.9%

Cash & deposits, 55.2%

Stocks,etc., 8.2%

Investment trust, 2.4%

Bonds, 2.6%

United States($ 34.9 TN)

Other, 3.2%

Cash & deposits, 13.0%

Bonds, 8.3%

Insurance, pensions,etc., 30.0%

Investment trust, 12.5%

Stocks,etc., 33.1%

Business portfolio of major foreign banks and MTFG

100%

80%

60%

40%

20%

0%

Citigroup

HSBC

Bank of America

JPMorgan Chase

Wells Fargo

MTFG

Retail-Middle*1

Whole sale*2

Asset Management-Private Bank

Others

*1 Total pretax income including retail business, card business and loans to SMEs

*2 Total pretax income including loans to big corporates, investment bank (including brokerage firm profit) and treasury profit

(Quote) Data on major banks as above are pretax income of Dec FY03 quoting from each companies’ IR materials

Sum of the figures of J.P. Morgan Chase and Bank One for J.P. Morgan Chase

Calculate the ratio using net operating profit of BTM and MTB for MTFG

Source: Bank of Japan Research & Statistics Bureau

Comparison of Flow of Funds in Japan and US in 1Q of 2004.

MTFG's Core Competence and Challenges

MTFG

Core Competence

High-Quality Products and Services/ Distribution Channels

- Full line of banking/trust banking/securities functions
- Corporate brand supported by customers—selected by customers as the number one financial institution
- Preeminent global network
- Strength in portfolio investment, asset management and consulting business
- Advanced IT infrastructure

No reliance on public funds

Financial Base/Capital Strength

- Strongest Financial Base/Capital Strength among Japanese Financial Institutions



Trillion Yen
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
14%
12%
10%
8%
6%
4%
2%
0%
Tier 1
BIS Ratio
Tier1 Ratio
End-Sep 2002 End-Mar 2003 End-Sep 2003 End-Mar 2003

Challenges

Customer base still weak compared with other major financial groups



Mizuho
SMBC
BTM
134
203
222
approx. 15
approx. 26
approx. 26
Eastern Japan
263
Western Japan
Central Japan
22
81
Number of corporate customers (thousand companies)
Number of individual customers (million accounts)
Number of local outlets

Source: Registration at TEIKOKU DATABANK, LTD. as of end-August 2004.

Source: Compilation by MTFG based on IR documents released by MTFG, Mizuho, and SMFG.

Source: Sum of BTM, MTB and MS as of end-Sept 2004.

Profit amount/Business volume smaller than other major financial groups

End-March 2004/Fiscal 2003



SMFG
Mizuho
MTFG
0.65
0.95
1.0
8.3
12.3
13.8
35.7
55.0
36.9
Net operating profits (trillion yen)
Individual loans outstanding (trillion yen)
Corporate loans outstanding (trillion yen)

Note: Source Kessan Tanshin and other documents of each company. MTFG figures are a sum of BTM and MTB; Mizuho figures are a sum of 3 Mizuho banks + reorganization subsidiary; SMFG figures represent figures for Sumitomo-Mitsui Bank. All figures are a sum of bank account and trust account.

* Loans to corporations calculated by subtracting individual loans from total loans.

9

Determination of Management Integration

Overcome challenges promptly, and implement aggressive strategies that lead to further growth by taking full advantage of the group’s strengths

Decision on integration

M T F G

Customer base and network

Individuals

“High Net Worth”

“Asset-building”

“Mass Retail”

Corporate

Blue Chip

SMEs

Overseas

Tokyo Metropolitan District

West Japan Region (Kansai)

Central Japan Region (Chubu)

UFJ

Entered into memorandum of understanding relating to the management integration in July 2004

Establish a large comprehensive global financial group with high-quality products/services

Upgrade previous goal to becoming one of the “global top 5” and realizing it promptly

Business base of the New Group 1

Retail deposits amounting to more than 60 trillion yen is an important source for retail earning growth

Strong corporate client base is a valuable asset for expanding trust and investment banking services

MTFG+UFJ

59.8 Trilln. yen

Mizuho

30.7 Trilln. yen

SMBC

32.0 Trilln. yen

19.6 Trilln. yen

11.8 Trilln. yen

13.9 Trilln. yen

284 Thou. companies

203 Thou. companies

222 Thou. companies

87.1 Trilln. Yen

64.2 Trilln. Yen

55.4 Trilln. Yen

Amount of deposits1. (As of end-Sep. 2004)

Amount of loans to individuals1. (As of end-Sep. 2004)

Number of corporate clients2. (As of end-Aug. 2004)

Amount of loans and bills discounted3. (As of end-Sep. 2004)

Notes: 1. Figures for personal deposits and loans to individuals are the total of those for banks and trust banks (including trust accounts) on a simple combined basis.

Figures for UFJ and Mizuho include amounts held by certain subsidiaries.

2. Number of corporate clients of banks. Figures are taken from data compiled by TEIKOKU DATABANK, LTD.

3. Consolidated bases.

Business base of the New Group 2

Strong customer base that includes mass retail, high net worth individuals and SME to large companies in domestic and overseas market

Well balanced network in Japan and Japan’s preeminent global network

Loan Portfolio (As of End-September 2004)

MTFG

Overseas 10%

Individuals 19%

Large Co., etc. 44%

Small and Medium-sized co., etc. 27%

UFJ

Overseas 5%

Individuals 28%

Large Co. etc. 30%

Small and Medium-sized Co., etc. 37%

MTFG+UFJ

Overseas 8%

Individuals 23%

Large Co., etc. 37%

Small and Medium-sized Co., etc. 32%

Notes: 1. Figures are those for BTM and MTBC on a simple combined basis (the sum of banking and trust accounts).

2. Figures are those for UFJ Bank and UFJ Trust Bank on a simple combined basis (the sum of banking and trust accounts).

Number of Offices in Japan and Abroad (As of End-September 2004)

Overseas

100

81

80

60

40

26

20

0

MTFG UFJ

Japan Total

600

546

500

366

400

300

200

100

0

MTFG UFJ

Central Japan

150

148

100

50 22

0

MTFG UFJ

Western Japan

186

200

150

81

100

50

0

MTFG UFJ

Eastern Japan

300 263

250 212

200

150

100

50

0

MTFG UFJ

Figures for MTFG are those for BTM,MTBC and Mitsubishi Securities.

Figures for UFJ are those for UFJ Bank, UFJ Trust Bank and UFJ-Tsubasa Securities.

Strategy of the New Group

Structure and Schedule of Management Integration

<Timetable for Integration>

July 16, 2004 : MTFG and UFJ sign a memorandum of understanding regarding management integration.

August 12, 2004 : MTFG and UFJ enter into basic agreement regarding management integration and establishes an integration committee.

September 10, 2004 : MTFG and UFJ announce Basic Policy Regarding Management Integration and enters into basic agreement regarding strengthening of UFJ Group’s capital.

September 17, 2004 : MTFG purchases preferred shares of 700 billion yen issued by UFJ Bank (capital injection by MTFG).

October 1, 2005 : Management integration with the UFJ Group.

Structure of the Integration

Mitsubishi UFJ Holdings, Inc. (planned name)

Mitsubishi Tokyo Financial Group, Inc. + UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd (planned name)

The Bank of Tokyo-Mitsubishi, Ltd + UFJ Bank Limited

The Mitsubishi UFJ Trust and Banking Corporation (planned name)

The Mitsubishi Trust and Banking Corp. + UFJ Trust Bank Limited

Mitsubishi UFJ Securities Co., Ltd (planned name)

Mitsubishi Securities Co., Ltd. + UFJ Tsubasa Securities Co., Ltd.

Expanding Business Opportunity through Management Integration

Increase revenue by providing enhanced product/service and by expanding customer/transaction base

Trend toward deregulation further facilitates integrated strategy for bank, trust and securities businesses

Product/Service capabilities

Increase revenue by introducing innovative products/services by fully utilizing resources generated by management integration, such as additional IT/systems investment capacity and human resources

MTFG UFG

Strong product line up

Global network

UFJ MTFG

Convenient direct banking and ATM network

Promote integrated strategy for bank, trust and securities businesses

Targeting further revenue increase by taking advantage of deregulation such as regulatory permission for banks participating in securities brokerage business, capital market intermediary business and amendment of the Trust Business Act.

Revenue opportunity prior to Management Integration

MTFG UFJ

Strong foundation of high net worth customers

Large corporate/overseas business base

UFJ MTFG

Central/Western Japan customer base Mass retail/SME business base

Customer /business base

Examples of Expanding Business Opportunity

Combine the strengths of each group to drastically expand business opportunities

Maximize shareholder value while enhancing customer convenience

Retail

Corporate

Business area

Sales of investment products

Consumer Finance

Residential mortgage Loans

SME transactions

Large company transaction

MTFG’s strengths

Strong product line up

Strategic and capital alliance with Acom

Innovative services including BTM-VISA Card

Strong sales capabilities at offices offering campaigned products and other successful products

Preeminent global network Advanced GCMS

Diverse products, including TKC strategic management loans, asset backed loans and credit derivative loans

Equipped with full line products and services including banking, trust banking and securities functions of both groups +MTFG’s global networks

UFJ’s strengths

Strong retail customer base in Central and Western Japan

Leading financial group in the credit card industry

Tie-ups with reputable housing developers

Extensive experience and solid SME customer base

Expanded business opportunity

Expansion of customer base for high return products

Provide high quality consumer finance product and services

Strengthen sales at branch offices in Central and Western Japan

Strengthen sales in Tokyo Metropolitan District through tie-ups with housing developers

Supporting the Japanese customers of UFJ in their overseas expansion

Share UFJ’s business know-how

Offering MTFG’s products designed for SMEs to UFJ’s SME Customers

Expanding business with large corporate customers of both groups

Segment Strategy – Retail 1

MTFG

- **Strong business foundation - New group will have approx. 40 million customers, retail deposits of approx. ¥66 trillion**

Strength of the New Group

1.Scale merit and strong complimentary feature

✓Diverse and solid customer base ranging from mass retail to high net worth segment

✓Highly complimentary business and networks

- Geographically balanced network (ex. Less overlapping branch networks in Central and Western Japan regions)
- UFJ : Strength in mass retail segment and ATM network
  MTFG : Strength in high net worth segment, foreign currency deposits and individual annuity insurance
- Strength in residential mortgage loans
  UFJ : Tie-ups with housing developers
  MTFG: Campaign products

2.Full line financial service provided by integrated bank, trust bank and securities company

----"Integrated Business Group System"

3.Develop global business by utilizing overseas network

ex) UBOC, Manulife, etc.

4.Cutting-edge services focusing on the security of customer transactions

ex) IC card, Biometric recognition system, etc.

5.Strengthening support function for promoting wide range of consumer finance business

(card business, consumer finance, credit company, etc.)

6.New products, services and business alliances

Actively enter into a unprecedented alliances

No. of customers and customers assets by customer segment (as of end Mar 04)

Segment by customer assets with MTFG/UFJ	Number of customers (million)	Total retail deposits of new group (tn)
¥10 m+	Approx. 2 Tokyo Metropolitan District 1.0 Central Japan Region 0.3 Western Japan Region 0.5	Approx. 40tn
¥0.5m+	Approx. 10 Tokyo Metropolitan District 5.0 Central Japan Region 2.0 Western Japan Region 2.5	Approx. 25tn
up to ¥0.5m	Approx 30 Tokyo Metropolitan District 15.0 Central Japan Region 5.0 Western Japan Region 7.0	Approx. 1～2tn

(Note.) Total amount of the 4 banks on a simple combined basis (2 commercial banks and 2 trust banks)

17

Segment Strategy – Retail 2

Seek to maximize shareholder value and customer satisfaction by providing highest quality domestic and overseas products/services in Japan

New group’s retail strategy - Vision

Maximize shareholder value

Maximize profit and maintain strong Balance sheet

Enhance business efficiency (net profit/person; expense ratio)

Deliver highest quality products and services to a geographically balanced, sophisticated customer base

Leverage strengths in credit cards and consumer finance to expand revenue generated from the consumer finance business

Utilize the preeminent global network to develop global business

Achieve highest level of customer satisfaction

Enhance customer satisfaction by providing quality service to increase the number of frequent user customers

Branch layout, products, services responding to customer needs

Easy access after business hours/on weekends

Cutting-edge services such as “Comprehensive Card” that are quick, easy to use and convenient

Deliver full line financial services that include banking, trust and securities and global operations

Promote education focused on ‘People’ and ‘Educating people’ at Retail Academy

Encourage thoughtfulness and care “Encourage everyone to actively participate in business development”

Social contribution/Responsibility

Establish Advisory Committee

Contribute a portion of net business profit to society (after repaying public funds)

Contribute to education on asset formation

Launch consumer education program to prevent ‘excessive borrowing’

Compliance

Establish world-class compliance framework

Compliance framework responding to Information Security/Personal data protection Law (including ISO certification)

Segment Strategy- Corporate 1

Implement specified strategy for each customer/ business segment to maximize the strengths of both groups

Create synergies, and build new business model

Core competence of the new group

Comprehensive financial services

Full line of “bank, trust, securities, and global” functions

Business/service function

Domestic and foreign network regionally balanced and balanced in scale

Overseas

Leading global network among Japanese banks Strong business base in Asia

Customer base

Outstanding customer base across all customer segments

Market leader

Highest market share in virtually all business areas

IT development capability

Enable convenient and user-friendly domestic and overseas settlement services

Build new business model

Banks’ participation in

Securities brokerage business,

capital market intermediary business,

Corporate rehabilitation business,

Principal investment,

Business succession,

Small business card…

MTFG

Generate Integration synergies

Strategic business areas

Increase loans to SME businesses

Strengthen business in Asia

Domestic and foreign settlement business

EB, Web products, global CMS

Investment banking business

Syndicated loans, derivatives

Trust business

Securities agency business, real estate

Securities business

Strengthen equity business, M&A, Equity trading business

Segment Strategy- Corporate 2

MTFG

- Integrate banking/ trust/ securities / global operations - provide top quality service and innovative products worldwide
- Maintain preeminent position - No. 1 in domestic corporate business + No. 1 in overseas business for Japanese companies



Of which, MTFG serves as lead position
Non-clients
clients
Of which, MTFG serves as lead position
clients
Non-clients
Of which, MTFG serves as lead position
clients
Non-clients

Large

Large companies

- Contribution to clients to increase corporate value by providing full line financial solutions
- Multi-line business model
  (Industry finance model/ Market-type indirect finance model/ Combined Banking,Securities model/ Risk intermediation model)

Approx. 4,000 companies. 75 % are clients, of which 30% MTFG holds main bank position → Further developing relationship with existing clients is vital

Mid-sized

Mid-sized companies

- Promote main bank relationship with major clients
- Develop detailed regional strategy
- Multi-faceted support for diverse client needs
  (derivatives/small scale securitization/business succession/IPOs/domestic & overseas alliances/business matching/domestic, foreign settlement as major line)

Approx. 45,000 companies, approx 50% are clients of which 20% MTFG holds main bank position → Further developing relationship with existing clients and developing undeveloped regional market is vital

SMEs

SMEs

- Build effective and efficient business model
- Develop new markets to achieve major expansion of client base
  (Strengthen face-to-face and direct channels/Strengthen alliances/ Improve model screening/ Increase non-interest income)

Approx. 1.6m companies, 16% are clients, of which 8% MTFG holds main bank position → Developing undeveloped market where a lot of non-clients exist=major opportunity to expand

Overseas

- Leverage global network to deliver comprehensive financial solutions
  (Support companies overseas development, trade finance, BRICs/Expand in Eastern Europe and other emerging markets, business with European and US multinationals)

20

Segment Strategy- Trust Assets 1

Generate profits by utilizing dominant market share and combining two group’s know-how in management integration

Create a virtuous circle of “economies of scale” and “improved product/service quality”

Strengths of MTFG

Business base:

Tokyo metropolitan areas

Customer base:

Corporate pension funds, Bank affiliated investment trust companies

Functions: custody services (domestic and overseas), administrative system consulting (pension funds)

Management integration

Overwhelming scale

Assets under management totaling approx. ¥34 trillion

Assets under administration totaling approx. ¥130 trillion

Integration and sophistication of know-how

Strengths of UFJ

Business base:

Central and west Japan

Customer base:

Multi-company employees pension fund, Security company affiliated investment trust companies

Functions: General managing services for pension funds

Further expansion of scale and improvement in profitability

<Pension funds/securities>

Development of high return products, enhancement of products

<Investment trusts>

Establishment of brand name, expand sales channel and enhance support function

·Improve quality of products and services

·Improve price competitiveness

·Respond to new regulations

·Develop computer systems

Solidify top rank position in the market

Realize further efficiency while maintaining dominant market share

Increased efficiencies to enable further investment in product/service quality improvement

Segment Strategy- Trust Assets 2

Provide full line service of asset management and asset administration by fully utilizing group capacity

Provide pension fund, securities, investment trust and custody customers with sophisticated products and meticulous service

Pension fund customers *

balance of approx. ¥22 trillion

A full line of management services for corporate and retail assets

Asset management

Asset administration

Defined Benefits

Products oriented: Increase ratio of active-type management products (=high fees)

Plans oriented : Promote packaged service of asset management and administration mainly consisting of balanced-type investment,

Internet communications: Utilize the Internet to promote remote sales structure

Defined contrib.

Corporate: Expand portfolio management and asset administration amount with high level consulting capability

Personal : Tap into the large customer base of the group by utilizing expanded customer base

Securities customers* balance of approx. ¥24 trillion

Public funds/mutual pensions: Make proposals that meet the customer structure (Example: Customize innovative pension products)

Financial institutions: Propose management products which correspond to the risk tolerance level of the customer (Example: Expand private placement of investment trusts)

Corporations: Tie up with the corporate divisions and investigate their needs (Example: Special funds/treasury stock trusts, etc.)

Investment trust* customers

Balance of managed assets approx. ¥4 trillion Balance of administered assets approx. ¥23 trillion

Retail

Establish brand and reinforce sales support; Strengthen partnership with retail divisions

Corporate

Enhance line up of products by developing new products; Strengthen partnership with corporate divisions

Investment trust companies

Increase the amount of investment trusts based on advanced asset administration services provided by MTBJ

Custody customers

Balance of approx. ¥60 trillion

• Expansion of the domestic and global custody business

• Insourcing of securities administration from financial institutions

Consulting, etc.

Consulting for pension structure and portfolio management Wealth management services

*Of the asset management and administration of securities, pension fund management and administration is classified as “Pension fund customers”, Investment trust management and administration is classified as “Investment trust customers”, while other management and administration such as Securities investment trust (e.g. Independently operated designated money trusts) is classified as “Securities customers”

Effective Use of Resources

MTFG

- Realize groupwide rationalization benefits of approx. ¥200-250 bn per annum through consolidation of domestic and overseas branch network
- Raising efficiency in personnel usage, operations and systems

1. Review domestic and overseas branches network and introduce new channel strategy
- Integrate overlapping branches in Japan and overseas to raise efficiency
- New channel strategy to improve customer convenience

2. Effective use of human resources
- Reduce/reallocate groupwide staff by approx. 10,000 by streamlining headquarters and back offices
- Allocate resources into key strategic areas such as retail / SME businesses / Investment banking / Asset management

3. Enhance efficiency in operations and systems
- Reduce system invest and operational costs through management integration
- Create common platform for system and operation

Aim to realize rationalization benefits of approx. ¥200-250 billion per annum

Improve customer satisfaction by effective use of resources

Maximize Shareholder value

23

Review Domestic and Overseas Branch Network and New Channel Strategy

MTFG

- **Respond to the diverse needs of customers, and organize a highly convenient network of branches, ATMs and direct channels which can be accessed "whenever" and "wherever"**



Network of new group (End of Sept 04)
In general, overlapping locations are planned to be merged of the integration date
UBOC (301 locations)
Currently studying whether to merge or abolish the overlapping locations (mostly in the metropolitan area, approx. 200 retail/90 corporate)
Enhance direct channels by utilizing IT
Throughout 24 hours
Overseas
Over 40 countries
408 locations
(Including 301 locations of UBOC)
Domestic
Convenience store ATM Approx.16,000 locations
Non-branch ATM Approx.2,100 locations
Further develop Convenience store ATM
Central Japan Retail : 170 branches Corporate : 75 locations
East Japan Retail : 475 branches Corporate : 185 locations
Develop branches focused on consulting or Plus-type branches
Throughout world
West Japan Retail : 267 branches Corporate : 123 locations
Including Tokyo Metropolitan Retail:450 Branches Corporte:170 locations
Further develop UFJ24
Asia · Oceania : 55 locations
Europe · Middle East, etc. : 26 locations
Americas : 26 locations
UBOC : 301 locations
Establish outlets focused on handling transactions for large corporations
Develop outlets focused on mid to small-sized companies in areas where there is currently no presence

※ The number of overseas branches are the sum of banks, trust banks and UBOC

※ Number of domestic branches are the sum of banks, trust banks and securities companies

24

New Group - Management Structure

Introduce “integrated business group system” to the new group in order to smoothly promote integrated group strategy (Flexible financial services with regional characteristics taken into consideration)

Establish strong internal control system such as CSA (Control Self Assessment) based upon COSO framework, which is appropriate for global top 5 financial institution

Full compliance with the U.S. Sarbanes-Oxley Act and risk management system as a NYSE listed company

Integrated business group system

New bank

New trust bank

New securities company

Retail

Corporate

Close cooperation

Trust assets

Corporate staff

Corporate Planning

Financial Planning

Accounting

Corporate Communications/IR

General affairs/Secretariat

Corporate Risk Management

Risk management framework

Credit risk

Market risk

Operational risk

Information security

Compliance

Compliance framework

Internal audit framework

Assess effectiveness of internal control

Implementation of a strong internal control system in compliance with COSO framework (Establish strong internal control system such as CSA )

Business Management Platform of New Group (BSC/ISO) 1

For purposes of adequately promoting a group-wide strategy, implementing internal controls for the world’s largest comprehensive financial group based on assets, and improving customer service, the new group will enhance its management controls to a higher level, and introduce a business management platform (BSC/ISO) that can be commonly used by all companies in the group

Introduction of BSC (Balanced Score Card)

Establish balanced management goals

Reinforce the strategy to all group employees, and promote an understanding of the strategy

Clearly define the roles of organizations and individuals, and conduct fair and equal evaluations linked to the roles

Continuously improve performance through the PDCA cycle

Adopt advanced business management controls suitable for a global top 5 company synergy effect

Introduction of management improvement measures that utilize ISO, etc.

Continuously improve quality of service toward the customer (customer focus), and promote the improvement of operations

Implement best practices based on the PDCA cycle, and promote organizational learning

Conduct objective evaluations and verifications by obtaining and maintaining ISO certification

Maintain and improve service quality as the organization expands

Business management platform that will steadily enhance customer satisfaction and shareholder value

Business Management Platform of New Group (BSC/ISO) 2

Reflect ISO improvement processes and feedback from customers to concrete BSC Strategic measures

BSC=Business management based on corporate strategy (Business management based on strategic map and success indicators)

Plan:

Formulate and communicate strategic goals

Do:

Execute strategy and confirm results

Action:

Pursue/Revise strategy

Check:

Verify indicators of success and appropriateness of strategy

ISO=Improve management quality from the customers viewpoint

PDCA cycle originates from customers and sales force

Customer feedback

Monitor achievement of a number of BSC success indicators to further enhance management quality and effectiveness

New group — Shared Personnel Platform

Create a common personnel platform to implement integrated business strategy

Establish brand new corporate culture for the new group through harmonization of former two groups’ corporate culture

1. Personnel Structure with the emphasis on achievement and professionalism

2. Infrastructure of intra-group personnel exchanges

Reform personnel appraisal and evaluation infrastructure of each group company

Shared personnel platform

3. Sharing of group’s targets and links between individual performance evaluation

Use BSC to share group strategic targets and link to appraisal of each individuals performance

4. Personnel training and evaluation in line with group’s corporate philosophy

Foster a new corporate culture by reflecting group corporate philosophy in personnel training and appraisal

Summary

Highlights

Entering into a “New Phase” in financial business and management approach

Solidifying strong customer base

(Retail: 40 million customers; total deposits 66 trillion yen Corporate: 280 thousand customers; total lending 87 trillion yen)

Building a “New Business Model”

Raising efficiency while maintaining and enhancing service to customers

Developing an innovative, top quality “New Management Structure”

Aiming to raise customer satisfaction and maximize shareholder value

Appendix

Reference: Status of Key Retail Products and Services 1

Key retail products and services (End of March 2004) ¥ 100 million

New group SMBC Mizuho FG

MTFG UFJ

Balance of loans to individuals 83,454 109,599 1 193,053 138,759 123,356

Year on year growth 6,003 7,132 1 13,135 2,100 (5,131)

Retail deposits 334,023 267,543 1 601,566 316,318 304,653

Year on year growth 12,379 1,719 1 14,098 4,216 (1,637)

Retail foreign currency deposits 9,441 5,375 1 14,816 5,713 N.A

Cumulative sales of investment annuities 3,609 2,540 1 6,149 4,829 N.A

Balance of investment trusts 13,872 10,163 1 24,035 20,057 12,145

Year on year growth 4,917 1,744 1 6,661 3,308 3,135

Note: Figures are the sum of the 2 banks of MTFG and UFJ on a non-consolidated basis (excluding securities companies). Figures for other companies are derived from each companies’ disclosed materials such as Disclosure Report and IR materials.

Investment trust balances are sourced from Kinyuuzaiseijijo magazine.

Figures with circle means ranking among Japanese financial institutions as of the end of March 2004

Testamentary trusts/Real estate commissions (End of March 2004 and FY2003) (No./ ¥ 100 million)

New group Sumitomo Trust Mizuho Trust

MTBC UFJ Trust

Number of testamentary trusts (with execution) 8,626 5,423 1 14,049 1,953 4,877

Real estate commissions 220 145 364 N.A N.A

Note: Real estate commissions are on a management accounts basis. Including housing sales subsidiaries. Figures for other companies are sourced from the Nikkei Financial Daily.

Reference: Status of Key Products and Services 2

MTFG

Corporate customers after integration (image) (End of August 2004)

(Unit: 1,000 companies)

Revenue	BTM+UFJ		Sumitomo Mitsui		Mizuho	
	Number	% of total	Number	% of total	Number	% of total
¥100 bn +	1.3	0.5%	1.1	0.5%	1.3	0.6%
¥10 bn - ¥100 bn	9.7	3.4%	7.8	3.5%	9.0	4.4%
¥3 bn - ¥10 bn	18.5	6.5%	14.2	6.4%	15.8	7.7%
Up to ¥3 bn	255.3	89.7%	199.8	89.7%	177.8	87.2%
Total	284.8	100.0%	222.9	100.0%	203.8	100.0%
Publicly listed companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Note: Based on data from Teikoku Data Bank Cosmos II

Comparison of loan balances on a consolidated basis/mid to small-sized business loan balances (End of September 2004)

(Unit: Trillion yen)

	MTFG+UFJ	SMFG	Mizuho FG
Loan balance on a consolidated basis	87.1	55.4	64.2
Mid to small-sized business loan balances *	26.8	20.9	25.4

- Mid to small-sized loan balances are based on IR presentation materials for each company, and is the sum of bank accounts and trust accounts, excluding consumer loan balances. MTFG refers to Bank of Tokyo-Mitsubishi + Mitsubishi Trust Bank, UFJ refers to UFJ Bank + UFJ Trust + certain subsidiary companies, SMFG refers solely to the Sumitomo Mitsui Bank on a non-consolidated basis, and Mizuho FG refers to Mizuho Bank + Mizuho Corporate Bank + Mizuho Trust + certain special subsidiaries established for rehabilitation purposes.

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Reference: Status of Key Products and Services 3

Pension Trusts, Securities Trusts, and other trust products

(Asset balances at end of March 2004) (¥100 million)

MTBC UFJ trust Total Rank

Pension trusts 78,187 47,822 126,008 No. 1

Specified money trusts for pension 71,140 20,199 91,339 No. 1

Independently operated designated money trusts 71,204 38,442 109,646 No. 1

Fund trusts 2,243 1,142 3,385 No. 1

Specified money trusts 40,903 18,733 59,636 No. 1

Investment trusts 95,273 125,821 221,094 No. 1

Note: Welfare pension fund and defined benefit pension fund in market value, others in book value

Source: Estimates from each trust bank.

For U.S. Investors

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration, and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:

Mr. Hirotsugu Hayashi

26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326 Japan

81-3-3240-9059

Hirotsugu_Hayashi@mtfg.co.jp

UFJ CONTACT

Mr.Shiro Ikushima

1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114

Japan

81-3-3212-5458

shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

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